SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              ____________________

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                          For the Month of August 2003
                             _______________________

                        AMERICAN ISRAELI PAPER MILLS LTD.
                 (Translation of Registrant's Name into English)
                          P.O. Box 142, Hadera, Israel
                    (Address of Principal Corporate Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


                   |X|   Form 20-F         [ ]     Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                   [ ]   Yes               [X]     No

         Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant's press release dated August 27, 2003.


                                    SIGNATURE
                                    ---------

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                  AMERICAN ISRAELI PAPER MILLS
                                                  LTD.
                                                  (Registrant)


                                                  By: /s/ Lea Katz
                                                      --------------------------
                                                      Name:  Lea Katz
                                                      Title: Corporate Secretary

Dated:  August 27, 2003.

                                 EXHIBIT INDEX


      EXHIBIT NO.           DESCRIPTION
      -----------           -----------

          1.                Press release dated August 27, 2003.

                                                                       EXHIBIT 1

American Israeli Paper Mills Ltd. Declares Cash Dividend
--------------------------------------------------------

Wednesday August 27, 10:42 am ET

HADERA, Israel, Aug. 27 /PRNewswire-FirstCall/ -- The Board of Directors of American Israeli Paper Mills Ltd. (Amex: AIP - News; the "Company") today declared a cash dividend in a total amount of approximately NIS 75 million (approximately $16.77 million), or NIS 19.04 ($4.2585) per share. The dividend will be paid on September 23, 2003 to shareholders of record on September 10, 2003. The foregoing dollar value of the cash dividend is calculated based on the exchange rate in effect on August 26, 2003 of NIS 4.471 to $1.00. The exact dollar payment per each share will be determined on the record date, based on the exchange rate on such date. The ex-dividend date on the American Stock Exchange is September 8, 2003. The ex-dividend date on the Tel Aviv Stock Exchange is September 11, 2003.

No Ordinary Share transfers between the Company's US and Israeli registers will be permitted from September 8, 2003 through and including September 11, 2003, in order to avoid any confusion that may result from the different ex-dividend dates on the American Stock Exchange and the Tel Aviv Stock Exchange. The temporary suspension of transfers between registers will not affect the trading of the Company's Ordinary Shares on either the American Stock Exchange or the Tel Aviv Stock Exchange.

The dividend is subject to a 25% tax imposed by the State of Israel.